THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 25, 2014

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	American Xanthan Corporation
Form S-1 Registration Statement
File No. 333-193979

Dear Ms. Parker:

In response to your letter of comments dated March 13, 2014, please be advised as follows:

General

1.
No written communications as defined in Rule 405 under the Securities Act have been presented to potential investors by anyone in reliance upon Section 5(d) of the Securities Act of 1933, as amended (the “Act”).  Further no research reports about American Xanthan Corporation have been published or distributed in reliance upon Section 2(a)(3) of the Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer.  American Xanthan Corporation has no brokers or dealers participating in this offering.

License

2.	The disclosure you have requested has been provided in the Business section under License.

Certain Transactions

3.	The disclosure you have requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw
cc:  American Xanthan Corporation